 RATIO OF EARNINGS TO FIXED CHARGES - EXHIBIT 12

Three Months Ended March 31, 2000

(In Thousands)

Earnings
Income before interest expense	$13,189

Add:
Income tax items	5,566
Income tax on other income	320
Amortization of debt discount, premium expense	76
AFUDC - borrowed funds	57
Interest on rentals	236
Total earnings before interest and taxes	$19,444

Fixed Charges
Interest on long-term debt	$ 2,873
Other interest	262
Amortization of debt discount, premium expense	76
Interest on rentals	236
Total fixed charges	$ 3,447

Ratio of Earnings to Fixed Charges	5.64x